IMMUNOMATICS, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (MARCH 10, 2024) TO DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Immunomatics, Inc.
San Marcos, California

We have reviewed the accompanying financial statements of Immunomatics, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the year ending December 31, 2025, and for the period from Inception (March 10, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 27, 2026
Calabasas, CA 91302

IMMUNOMATICS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	**2025**	**2024**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 56,954	$ -
Accounts Receivable	13,852	-
Prepaids and Other Current Assets	1,403	-
Total Current Assets	**72,210**	**-**
Total Assets	**$ 72,210**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT		
Current Liabilities:		
Accounts Payable	$ 7,139	$ -
Credit Cards	3,748	-
Other Current Liabilities	11,422	-
Total Current Liabilities	**22,309**	**-**
Simple Agreement for Future Equity	117,900	-
Total Liabilities	**140,209**	**-**
STOCKHOLDERS' DEFICIT		
Common Stock	910	-
Additional Paid in Capital	18,135	10,440
Accumulated Deficit	(87,045)	(10,440)
Total Stockholders' Deficit	**(67,999)**	**-**
Total Liabilities and Stockholders' Deficit	**$ 72,210**	**$ -**

See accompanying notes to financial statements.

IMMUNOMATICS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

		Year Ended December 31, 2025		For the Period from Inception (March 10, 2024) to December 31,
(USD $ in Dollars)				
Government Contract Revenue	$	61,090	$	-
Cost of Revenue		52,157		-
Gross Profit		**8,933**		**-**
Operating Expenses				
General and Administrative		71,946		10,264
Research and Development		15,692		-
Selling and Marketing		-		176
Total Operating Expenses		**87,638**		**10,440**
Operating Loss		**(78,705)**		**(10,440)**
Interest Expense		-		-
Other Loss/(Income)		(2,100)		-
Loss Before Provision for Income Taxes		**(76,605)**		**(10,440)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	**$**	**(76,605)**	**$**	**(10,440)**

See accompanying notes to financial statements.

IMMUNOMATICS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock		Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	**Shares**	**Amount**	**Capital**	**Deficit**	**Deficit**
Balance—Inception Date (March 10, 2024)	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Members' Contribution			10,440		10,440
Net Loss	-	-	-	(10,440)	(10,440)
Balance—December 31, 2024	**-**	**$ -**	**$ 10,440**	**$ (10,440)**	**$ -**
Members' Contribution			8,545		8,545
Conversion from LLC to Corporation	9,000,000	900		-	-
Conversion reclassification of LLC equity			18,085		-
Issuance of Restricted Stock	104,000	10	50	-	60
Net Loss	-	-	-	(76,605)	(76,605)
Balance—December 31, 2025	**9,104,000**	**$ 910**	**$ 18,135**	**$ (87,045)**	**$ (67,999)**

See accompanying notes to financial statements.

IMMUNOMATICS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31, 2025		For the Period from Inception (March 10, 2024) to December 31, 2024	
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(76,605)	$	(10,440)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Share-Based Compensation		60		
Fair Value in Excess of Stated Value of Derivative Instrument		(2,100)		-
Changes in Operating Assets and Liabilities:				
Accounts Receivable		(13,852)		-
Prepaids and Other Current Assets		(1,403)		-
Accounts Payable		7,139		-
Credit Cards		3,748		-
Other Current Liabilities		11,422		-
Net Cash Used In Operating Activities		**(71,591)**		**(10,440)**
CASH FLOW FROM FINANCING ACTIVITIES				
Members' Contribution		8,545		10,440
Proceeds from Issuance of Simple Agreement for Future Equity		120,000		-
Net Cash Provided by Financing Activities		**128,545**		**10,440**
Change in Cash		**56,954**		**-**
Cash —Beginning of The Year		-		-
Cash—End of The Year	**$**	**56,954**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
Cash Paid During the Year for Income Taxes	$	-	$	-
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion of LLC interests into common stock and APIC	$	18,985	$	-
Issuance of Equity in Return for Note		-		
Issuance of Equity in Return for Accrued Payroll and Other Liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Immunomatics, Inc. was incorporated on March 10, 2024, in the state of California as limited liability company. On March 17, 2025, the Company was converted from a California limited liability company to Delaware Corporation and began operating under the name Immunomatics, Inc. The financial statements of Immunomatics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Marcos, California.

Immunomatics, Inc. is a biotechnology software company developing an artificial intelligence–based platform intended to support transplant teams in assessing donor-recipient compatibility prior to transplantation, initially focusing on organ and blood stem cell transplants. The Company is currently in the proof-of-concept and clinical validation stage and has not yet commenced commercial operations. Upon successful validation, the Company intends to commercialize its platform through institutional software agreements with transplant centers, laboratories, and donor registries, with a business model based on recurring enterprise software fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. Management believes any credit risk is low due to the overall financial strength of the financial institutions, and the Company's cash balances have not exceeded FDIC insurance limits.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

Accounts receivable currently consist of research contracts with the National Institutes of Health (NIH).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company has not yet commenced commercial sales of its platform but generates revenue from government research contracts, including arrangements with the National Institutes of Health (NIH), under cost-reimbursement and fee-based agreements. Immunomatics, Inc. plans to commercialize its platform through institutional software agreements with transplant centers, histocompatibility laboratories, and donor registries. The core business model is based on recurring enterprise software relationships, with pricing expected to scale according to each institution’s transplant volume.

Research and Development Costs
Costs incurred in research and development of the Company’s product are expensed as incurred.

Income Taxes
Prior to 2025, the Company was taxed as a limited liability company and was treated as a pass-through entity for income tax purposes. Accordingly, no provision for income taxes was recorded at the Company level for periods prior to the conversion. Effective in 2025, the Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable input reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $0 and $176, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations for each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined by using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.
Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivable under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Acrrued Expenses	$ 1,403	$ -
Total Prepaids and Other Current Assets	**$ 1,403**	**$ -**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Salaries and Wages Payable	$ 9,254	$ -
Tax Payable	844	-
Accrued PTO	121	-
Accrued Other Liabilities	1,204	-
Total Other Current Liabilities	**$ 11,422**	**$ -**

4. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE - 2025	2025	-	$ 120,000	15%	$ 120,000	$ -
Fair Value in Excess of Stated Value of Derivative Instrument					(2,100)	
Total SAFE(s)			**$ 120,000**		**$ 117,900**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred

Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

5. SHARE BASED COMPENSATION

During 2025, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Remaining Vesting Period
Outstanding at December 31, 2023	**-**	**-**	**-**
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2024	**-**	**$ -**	**-**
Granted	104,000	$ 0.015	
Vested	-	-	
Forfeited	-	-	
Outstanding at December 31, 2025	**104,000**	**$ 0.015**	**3.66**

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2025 was $60.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with par value of $0.0001. As of December 31, 2025, and 2024, 9,104,000 shares and 0 shares of common stock, respectively, have been issued and were outstanding.

On March 17, 2025, the Company converted from a California limited liability company to a Delaware corporation. The conversion was accounted for as a reorganization under common control, with no change in the carrying value of assets and liabilities. Members' equity was reclassified into 9,000,000 shares of common stock.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (20,921)	$ -
Valuation Allowance	20,921	-
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (20,921)	$ -
Valuation Allowance	20,921	-
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax assets to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $70,111. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

On April 14, 2025, and July 31, 2025, the Company received a total of $120,000 from its founder and CEO, Lidio Marx Carvalho Meireles, in exchange for a SAFE (Simple Agreement for Future Equity). The payments were made in two tranches: $50,000 on April 14, 2025, and $70,000 on July 31, 2025. The SAFE grants the investor the right to future shares of the Company's capital stock upon the occurrence of certain events (Equity Financing, Liquidity Event, or Dissolution Event), with an 85% discount rate applicable to conversion pricing.

On February 27, 2026, the Company issued a promissory note to its founder in the principal amount of $10,000. The note bears interest at 5.0% per annum and matures on December 31, 2027.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $78,705, an operating cash outflow of $71,591 and liquid assets in cash of $56,954, which are less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

11. SUBSEQUENT EVENTS

On February 5, 2026, the Company granted 100,000 shares of restricted stock to its employee, Muyu Yang, under the Company's 2025 Equity Incentive Plan. The grant date fair market value of the shares was $0.015 per share, resulting in a total grant value of $1,500. The shares are subject to a four-year vesting schedule, with 12/48 of the shares vesting on the first anniversary of the vesting commencement date (February 5, 2027), and 12/48 vesting annually thereafter on the same date each year, contingent upon the Participant continuing to provide services to the Company. Shares that have not been vested at any given time are considered unvested. For accounting purposes, the total grant value of $1,500 will be recognized as compensation expense over the vesting period and recorded as Deferred Compensation in equity until vested.

On February 27, 2026, the Company issued a promissory note to its founder in the principal amount of $10,000. The note bears interest at 5.0% per annum and matures on December 31, 2027.